Mail Stop 6010							November 29, 2006

Robert B. Sari, Esquire
Senior Vice President, General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

Re:	Rite Aid Corporation
	Preliminary proxy statement on Schedule 14A
	Supplemental correspondence dated November 27, 2006
	File No. 1-5742

 Dear Mr. Sari:

      We have reviewed your counsel`s letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Unaudited Pro Forma Combined Financial Statements of Rite Aid

Notes to Unaudited Pro Forma Combined Financial Statements

Note 2 - Unaudited Pro Forma Adjustments

Unaudited Pro Forma Combined Balance Sheet, page 173

1. Within your discussion of adjustment K, please disclose and quantify all the adjustments that were recorded against equity.
Please cross-reference to the discussion of other adjustments as appropriate.



Unaudited Pro Forma Combined Statements of Operations, page 174

2. Within your discussion of adjustment L, please quantify the effects of each adjustment disclosed. Specifically, please quantity the amount of additional depreciation and amortization expense resulting from the reduction of the amortization period of the prescription files, the amount allocated to property plant and equipment, prescription file intangibles and favorable lease intangibles, the reclassification of depreciation and amortization to costs of goods sold and SG&A, reclassification of interest income, the reclassification of store closing and impairment charges and gain on sale of fixed assets.

General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

      Sincerely,



      Jeffrey Riedler
   Assistant Director



cc: Marc S. Gerber, Esq.

Robert B. Sari, Esquire
Rite Aid Corporation
November 29, 2006
Page 2